Exhibit 77(i)

Terms of New or Amended Securities

At the December 15, 2011 Board meeting, the Board of Directors of ING Series Fund, Inc. (“ISFI”) approved the establishment of ING Large Cap Growth Fund and approved the filing with the U.S. Securities and Exchange Commission of a post-effective amendment to ISFI’s registration statement registering shares of the Fund. In addition, the Board approved the requisite plans, agreements, and other routine matters with respect to the establishment of the Fund.